Randgold Resources Limited

3rd Floor, Unity Chambers

28 Halkett Street

St. Helier, Jersey JE2 4WJ

Channel Islands

September 5, 2017

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker, Accounting Branch Chief Office of Beverages, Apparel and Mining

Re:	Randgold Resources Limited
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed March 28, 2017
File No. 000-49888

Ladies and Gentlemen:

We refer to the comment letter, dated August 14, 2017, from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in respect of the Annual Report on Form 20-F, for the fiscal year ended December 31, 2016, of Randgold Resources Limited (the “Company”) filed with the Commission on March 28, 2017. Set forth below in detail is the response to the Staff’s comment, which has been provided following the text of the comment in the Staff letter:

Item 3. Key Information

A. Selected Financial Data

Non-GAAP Information, page 7

1.	We have reviewed your response to comment 1. You appear to be multiplying amounts in the financial results for the Kibali Mine and the Morila Mine by your ownership percentage in these joint ventures. Under the equity method of accounting, you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item, like revenues or expenses. Thus, we continue to believe that reflecting these joint ventures using a proportionate consolidation method in your consolidated non-GAAP measures does not appear to be consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your consolidated non-GAAP disclosures accordingly.

Rufus Decker U.S. Securities and Exchange Commission Division of Corporation Finance September 5, 2017 Page 2

Response:

We hereby advise the Staff that the Company will comply with the Staff’s comment, and in future filings the Company will revise its disclosures such that no consolidated non-GAAP financial measures are presented which include joint venture investments accounted for under the equity method of accounting.

If you have any questions regarding the Company’s response or would like to discuss any of its views further, please feel free to contact me at +44 1534 735 333 or contact Steven Suzzan of Norton Rose Fulbright US LLP at (212) 318-3092.

Yours faithfully,

/s/ Graham Shuttleworth

Graham Shuttleworth
Chief Financial Officer
Randgold Resources Limited

cc:	Angela Lumley
Steven Suzzan, Esq., Norton Rose Fulbright US LLP